VIA EDGAR AND FACSIMILE

April 27, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Suzanne Hayes, Assistant Director

Re:	Agenus Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-208890

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Agenus Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Thursday, April 28, 2016 at 4:30 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Arthur R. McGivern at (617) 570-1971. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Arthur R. McGivern, by facsimile to (617) 801-8626.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Arthur R. McGivern of Goodwin Procter LLP at (617) 570-1971.

Sincerely,

AGENUS INC.

/s/ C. Evan Ballantyne
C. Evan Ballantyne
Chief Financial Officer

cc:	Alla Berenshteyn (United States Securities and Exchange Commission)

Mary Beth Breslin (United States Securities and Exchange Commission)

Evan Kearns (Agenus Inc.)

Arthur M. McGivern, Esq. (Goodwin Procter LLP)